SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period From                      to

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Lake Sunapee Bank Profit Sharing—Stock Ownership Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bar Harbor Bankshares

82 Main Street

Bar Harbor, Maine 04609

LAKE SUNAPEE BANK PROFIT SHARING-STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2016, and 2015

(With Reports of Independent Registered Public Accounting Firms)

LAKE SUNAPEE BANK PROFIT SHARING-STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2016, and 2015

*	Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

Plan Administrator

Lake Sunapee Bank Profit Sharing – Stock Ownership Plan

Bar Harbor, Maine

We have audited the accompanying statements of net assets available for benefits of Lake Sunapee Profit Sharing – Stock Ownership Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

Boston, Massachusetts

June 29, 2017

Report of Independent Registered Public Accounting Firm

Plan Administrator and Audit Committee of the Board of Directors

Lake Sunapee Bank Profit Sharing – Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Lake Sunapee Bank Profit Sharing – Stock Ownership Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Berry Dunn

Bangor, Maine

June 28, 2016

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value
Employer stock fund	$4,797,954	$3,415,261
Money market fund	2,099,497	882,631
Mutual funds	17,749,003	16,371,086

Total investments	24,646,454	20,668,978
Receivables
Participant loans	770,306	853,894

Net assets available for benefits	$25,416,760	$21,522,872

See accompanying notes to financial statements

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributed to:
Investment income (loss)
Interest and dividends	$414,570	$339,029
Net appreciation (depreciation) in fair value of investments	3,156,228	(868,196)

Total investment income (loss)	3,570,798	(529,167)
Loan Interest Income	26,600	25,296
Contributions
Participants’	1,009,974	1,027,060
Employer’s	815,365	822,072
Rollover	67,897	251,215

Total contributions	1,893,236	2,100,347
Total additions	5,490,634	1,596,476

Deductions from net assets attributed to:
Benefits paid to participants	1,461,727	772,174
Loan distributions	61,657	32,120
Administrative expenses	73,362	8,325

Total deductions	1,596,746	812,619

Increase in net assets available for benefits	3,893,888	783,857
Net assets available for benefits
Beginning of year	21,522,872	20,739,015

End of year	$25,416,760	$21,522,872

See accompanying notes to financial statements

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of Plan

The following description of the Lake Sunapee Bank Profit Sharing – Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all employees of Lake Sunapee Bank, FSB (the Bank). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 21. There is a six-month consecutive service requirement to become eligible to defer funds into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company utilizes a recapture account to pay certain investment related fees. Expenses over and above the balance in the Recapture Account are paid by the Company.

Contributions

Each participant may elect to contribute a minimum of 1% up to a maximum of 100% of compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions in excess of limits established by the Internal Revenue Code (the Code) are returned to the participant as corrective distributions. Participants direct their contributions into various investment options offered by the Plan.

Effective January 1, 2008, the Bank may elect to make a discretionary qualified matching contribution in any plan year. The Bank elected to match 50% of participant deferrals up to 3% of compensation in 2016. For the years ended December 31, 2016 and 2015, the discretionary match was $359,011 and $365,330, respectively.

Also effective January 1, 2008, the Bank elected to make an annual Safe Harbor non-elective contribution to the account of each eligible participant in an amount equal to 3% of the participant’s compensation for the plan year. For the years ended December 31, 2016 and 2015, the Safe Harbor contribution was $456,354 and $456,742, respectively.

Participants are 100% vested in contributions.

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account.

Participant Loans

Participants may borrow from their accounts up to the lesser of $50,000 (reduced by highest outstanding loan balance in previous 12months) or 50% of their account balance (reduced by the current outstanding loan balance, if any). No loans will be issued for less than $1000. Participants may carry up to two loans secured by the balance in their account. Loans are generally fixed rate and are written with an interest rate using the prime rate (as specified in the Wall Street Journal). Existing loans are presently written at 3.25% to 3.5%. Principal and interest is paid according to amortization schedules through biweekly payroll deductions. Generally the loan terms may not exceed five years, unless for the purchase of a principal residence which may permit a longer repayment term.

Benefit Payments

On termination of employment including disability or retirement, a participant with a balance less than $1,000 must take a lump sum distribution equal to the value of the vested interest in his or her account or make a voluntary election to roll the funds out of the plan to another qualified plan. Terminated participants with vested balances greater than $1,000 may request payment in a lump sum amount equal to the value of the vested interest in his or her account.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid. Cash equivalents are generally funds held in money market funds at December 31, 2016 and 2015. Amounts in prior year’s financial statements are reclassified when necessary to conform to current year’s presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Investments

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Substantially all administrative expenses of the Plan are paid by the Bank.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

Management has considered transactions or events occurring through the date of issuance of these financial statements.

On January 13, 2017, the Lake Sunapee Bank Group (LSBG), the parent company of the Bank was acquired by Bar Harbor Bankshares (BHB). BHB issued 4,163,853 shares of common stock using a fixed exchange ratio of 0.4970 which was based on a BHB stock price of $34.55. Shares held as part of the Employer Stock Fund investment were exchanged at the closing of the acquisition in accordance with the Merger Agreement. The Plan merged into the Bar Harbor Bankshares 401(k) Plan as a result of this acquisition. The effective date of the plan merge was February 2, 2017 with fund transfer of February 3, 2017.

3.	Income Tax Status

The Plan obtained its latest determination letter dated March 31, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2016 and 2015

requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

4.	Plan Termination

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

On January 13, 2017, the Lake Sunapee Bank Group (LSBG), the parent company of the Bank was acquired by Bar Harbor Bankshares (BHB). BHB issued 4,163,853 shares of common stock using a fixed exchange ratio of 0.4970 which was based on a BHB stock price of $34.55. Shares held as part of the Employer Stock Fund investment were exchanged at the closing of the acquisition in accordance with the Merger Agreement. The Plan merged into the Bar Harbor Bankshares 401(k) Plan as a result of this acquisition. The effective date of the plan merge was February 2, 2017 with fund transfer of February 3, 2017.

5.	Related Party and Party-in-Interest Transactions

LSBG, formerly New Hampshire Thrift Bancshares, Inc., is the holding company of the Bank. The Plan provides participants the election of an investment in LSBG common stock through the Plan’s Employer Stock Fund, a unitized company stock fund.

The following table sets forth information related to the Plan’s interest in LSBG common stock through the Plan’s Employer Stock Fund.

	December 31,
	2016	2015
Units of the Employer Stock Fund	$173,293	$210,144
Per-unit price	27.69	16.25
Equivalent shares of LSBG common stock	195,403	232,850

Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2016 and 2015

account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of LSBG common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2016 and 2015, LSBG common stock had a market value of $4,609,560 and $3,266,891, respectively, invested in the unitized stock fund. A percentage of the total market value of the unitized stock fund is held in a money market fund to facilitate daily participant trading.

In addition, the Plan issues notes receivable to participants, which are secured by balances in the respective participant accounts.

The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Fair Value Measurement

The fair value measurement accounting literature establishes a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted prices in active markets for identical assets and have the highest priority, and Level 3 inputs have the lowest priority. The Plan uses appropriate techniques based on the available inputs to measure the fair value of its investments.

When available, the Plan measures fair value using Level 1 inputs as they generally provide the most reliable evidence of fair value. The three levels of fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active market that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	If the asset or liability has a specified (Contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in valuation methodology during the years ended December 31, 2016 or 2015.

The following are investments held by the Plan as of December 31, 2016 and 2015 and the related valuation methodologies:

Mutual funds and the money market fund are valued at the quoted net asset value of shares held by the Plan and classified as Level 1, as they are actively traded and no valuation adjustments have been applied.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets as of December 31, 2016 and 2015.

December 31, 2016	Total	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Money market fund	$2,099,497	$2,099,497
Mutual funds	17,749,003	17,749,003

	19,848,500	19,848,500
Employer stock fund, at net asset Value (a)	4,797,954	—

Total	$24,646,454	$19,848,500

December 31, 2015
Money market fund	$882,631	$882,631
Mutual funds	16,371,086	16,371,086

	17,253,717	17,253,717
Employer stock fund, at net asset Value (a)	3,415,261	—

Total	$20,668,978	$17,253,717

LAKE SUNAPEE BANK PROFIT SHARING –

STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(a)	In accordance with ASU 2015-07, certain investments that are measured at fair value using NAV per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for plan benefits.

The following tables set forth additional disclosures of Plan’s investments whose fair value is estimated using NAV per share (or its equivalent) as of December 31, 2016 and 2015.

Fair Value Estimated Using NAV Per Share

December 31, 2016

		Unfunded	Redemption	Redemption Notice
Investment	Fair Value	Commitment	Frequency	Period
New Hampshire Thrift Bancshares Stock Fund (b)	$4,797,954	$—	Daily	N/A

Fair Value Estimated Using NAV Per Share

December 31, 2015

		Unfunded	Redemption	Redemption Notice
Investment	Fair Value	Commitment	Frequency	Period
New Hampshire Thrift Bancshares Stock Fund (b)	$3,415,261	$—	Daily	N/A

(b)	The objective and strategy of the New Hampshire Thrift Bankshares Stock Fund is to achieve investment results that mirror the performance of LSBG common stock.

Schedule H Line 4i – Schedule of Assets (Held at End of Year)

EIN: 02-0173110 Plan #002

December 31, 2016

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
	John Hancock Money Market Fund A	Money market fund	(1)	$2,099,497
	American Century Heritage Fund A	Mutual fund	(1)	133,022
	American Funds American High Income Trust R4	Mutual fund	(1)	53,916
	American Funds New World Fund R4	Mutual fund	(1)	149,289
	American Funds Small-Cap World Fund R4	Mutual fund	(1)	254,881
	American Funds US Government Sec Fund R4	Mutual fund	(1)	62,930
	DWS RREEF Real Estate Securities Fund A	Mutual fund	(1)	203,553
	Eaton Vance Large-Cap Value Fund A	Mutual fund	(1)	516,401
	Franklin Balance Sheet Investment R	Mutual fund	(1)	13,461
	Ivy Asset Strategy Fund A	Mutual fund	(1)	102,857
	John Hancock II Lifestyle Conserv Fund A	Mutual fund	(1)	99,142
	John Hancock Lifecycle 2015 Fund A	Mutual fund	(1)	2,655,574
	John Hancock Lifecycle 2020 Fund A	Mutual fund	(1)	2,635,942
	John Hancock Lifecycle 2025 Fund A	Mutual fund	(1)	2,339,104
	John Hancock Lifecycle 2030 Fund A	Mutual fund	(1)	3,317,667
	John Hancock Lifecycle 2035 Fund A	Mutual fund	(1)	1,905,770
	John Hancock Lifecycle 2040 Fund A	Mutual fund	(1)	1,157,327
	John Hancock Lifecycle 2045 Fund A	Mutual fund	(1)	1,353,584
	John Hancock New Opportunities A	Mutual fund	(1)	69,513
	Oppenheimer Developing Markets Fund A	Mutual fund	(1)	77,421
	Oppenheimer International Growth Fund A	Mutual fund	(1)	235,252
	PIMCO Total Return Fund A	Mutual fund	(1)	287,694
	Prudential Jennison 20/20 Focus Fund A	Mutual fund	(1)	124,703
*	Lake Sunapee Bank Group	Unitized investment fund, 173,293 shares	(1)	4,797,954
*	Participant Loans	3.25%-3.50%, maturities range from 2017 - 2045	—	770,306

				$25,416,760

*	Identifies a party-in-interest to the Plan.
(1)	Participant directed investments, information not required

REQUIRED INFORMATION

The Lake Sunapee Bank 401 (k) ,(the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2016 and 2015, have been prepared in accordance with the financial reporting requirements of ERISA, and are attached hereto as Appendix 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lake Sunapee Bank 401 (k) Plan

By: /s/ Marsha C. Sawyer                 Date: June 29, 2017

      Marsha C. Sawyer

      Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of RSM US LLP

23.2	Consent of Berry Dunn